SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR

WINS RIGHT TO CHALLENGE EXCESSIVE KNOCK S
UBSIDY

Ryanair, Europe's leading low fares airline,
won the right
today (
Tuesday,
9
th
 September
 2008
)
to challenge the award of the PSO subsidy on the Knock - Dublin route to Aer Arann. Ryanair is seeking an
 explanation why its offer
of a smaller subsidy, lower fares and triple
 the passenger numbers

for the Knock route
was rejected
in favour of Aer Arann's larger subsidy, higher fares and fewer passenger numbers.

T
he High Court in
Ireland

has granted Ryanair's application for a judicial review of the decision of the
Department of Transport following
 the unlawful award of a PSO (Public Service Obligation) contract for the
Dublin
 to Knock route to Aer Arann, following Cityjet's announcement that it would not serve the route.
Ryanair
 today underlined that t
he Minister should have called for a new tender process in order to comply with European Regulations on the grant of PSOs but failed to do so.

Ryanair had offered to serve this route for a much lower subsidy and with over 3 times the seat capacity but the Department rejected the offer without having carried our a new tender.

Speaking today, Ryanair's Director of Legal & Regulato
ry Affairs, Jim Callaghan, said:

"
Following Cityjet's announcement that it would not fly
 the Dublin -
Knock route, Ryanair immediately offered to serve this route for a much lower price to the taxpayer and with over 3 times the passenger numbers
.
However the Department rejected this offer and unlawfully granted the PSO to Aer Arann without calling for a new tender.

"
Ryanair has been a vocal critic of the D
epartment for Transport's waste
 of taxpayer funds in the area of PSOs and this is the latest example.
We are delighted that the High Court has granted our request to challenge this unlawful decision.

"
At a time of economic downturn, it is high time that the Department for Transport stopped wastin
g taxes on grossly inflated PSOs by supporting the subsidy junkie Aer Arann, which does not publish accounts yet continues to receive massive state subsidies. The Department must instead cho
o
se the value for money option - Ryanair!"

Ends.

    Tuesday, 9
th
 September 2008

For further information:

Stephen McNamara

Pauline
McAlester
Ryanair

Murray
 Consultants
Tel: 00 353 1 812 1212

Tel: 00 353 1 4980 300

This information is provided by RNS
The company news service from the London Stock Exchange

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  09 September 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director